Exhibit 12.1

KOPPERS HOLDINGS INC.

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	2007	2008	2009	2010	2011	Three months ended March 31, 2012
Earnings:
Income from continuing operations before taxes	$79.5	$90.0	$35.5	$73.8	$52.5	$23.0
Deduct: Equity earnings net of dividends	(0.2)	(0.6)	(0.8)	0.0	0.2	0.5
Deduct: Pre-tax income of noncontrolling interests	3.1	0.8	3.4	0.5	0.9	0.4
Add: Fixed charges	55.5	53.5	71.6	40.3	40.8	10.5

Earnings as defined	$132.1	$143.3	$104.5	$113.6	$92.2	$32.6

Fixed charges:
Interest expensed	$45.9	$41.4	$58.7	$27.1	$27.2	$6.9
Interest capitalized	0.3	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.4	0.5	0.0	0.0	0.0

Rents	31.1	39.0	41.5	42.5	43.8	11.6
Interest factor	31%	31%	31%	31%	31%	31%

Estimated interest component of rent	9.6	12.1	12.9	13.2	13.6	3.6

Total fixed charges	$55.8	$53.9	$72.1	$40.3	$40.8	$10.5

Ratio of earnings to fixed charges	2.37	2.66	1.45	2.82	2.26	3.10